Exhibit 4.3.1

First Amendment

to the

NL Industries, Inc.

2023 Non-Employee Director Stock Plan

NLI Holdings, Inc., a Delaware corporation (the “Company”), pursuant to its authority to amend the NL Industries, Inc. 2023 Non-Employee Director Stock Plan (the “Plan”) contained in Section 7 of the Plan, hereby adopts this First Amendment to the Plan, effective as of November 5, 2026.

Background:

On May 26, 2026, NL Industries, Inc., a New Jersey corporation (the “Predecessor Corporation”), merged with and into its wholly owned subsidiary NLI Holdings, Inc., a Delaware corporation, with the Company as the surviving corporation (the “Reincorporation”), for the purpose of changing the Predecessor Corporation’s state of incorporation from New Jersey to Delaware.  As a result of the Reincorporation, the Predecessor Corporation’s name changed from NL Industries, Inc. to NLI Holdings, Inc.  The Reincorporation was effected pursuant to an Agreement and Plan of Merger dated as of May 19, 2026 (the “Plan of Merger”), between the Predecessor Corporation and the Company. Pursuant to the Plan of Merger, on May 26, 2026, (1) each outstanding share of common stock, par value $.125 per share, of the Predecessor Corporation automatically converted into one share of common stock, par value $.125 per share, of the Company; and (2) the Company assumed the NL Industries, Inc. 2023 Non-Employee Director Stock Plan.

Amendments:

1. The Plan is hereby amended as follows:

a.  References in the Plan to “NL Industries, Inc.” (including in the title) are replaced with “NLI Holdings, Inc.”.

b.  References in the Plan to “New Jersey” are replaced with “Delaware”.

2.    No other provision of the Plan is amended by this First Amendment to the Plan.

EXECUTED to evidence the First Amendment adopted by the board of directors of NLI Holdings, Inc. effective November 5, 2026.

NLI Holdings, Inc.

/s/ Jane R. Grimm

By:

Jane R. Grimm, Secretary